Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

June 24, 2014

By EDGAR AND BY HAND

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Division of Corporation Finance

RE: TCP International Holdings Ltd.

Registration Statement on Form S-1

Originally Filed on May 21, 2014 (File No. 333-196129)

Dear Mr. Spirgel:

TCP International Holdings Ltd. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 3 to its registration statement on Form S-1 referred to above (the “Amended Registration Statement”). The Amended Registration Statement includes notations as to subsequent events in the Company’s audited financial statements for the three years ended December 31, 2013 and interim financial statements for the three months ended March 31, 2014 on pages F-27 and F-40, respectively.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 735-2609, the Company’s General Counsel, Laura Hauser, at (330) 995-1330, or the Company’s Chief Financial Officer, Brian Catlett, at (330) 954-7357.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Ellis Yan, TCP International Holdings Ltd.

Brian Catlett, TCP International Holdings Ltd.

Laura Hauser, TCP International Holdings Ltd.

Philip Smith, KPMG LLP